Mainstay DefinedTerm Municipal Opportunities Fund

51 Madison Avenue

New York, New York 10010

VIA EDGAR

April 16, 2012

Ms. Mary Cole, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	MainStay DefinedTerm Municipal Opportunities Fund (f/k/a MainStay DefinedTerm Municipal High Income Fund)

File Nos.: 333-173701; 811-22551

Dear Ms. Cole:

MainStay DefinedTerm Municipal Opportunities Fund (“Fund” or “Company”) hereby submits for your review Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above referenced registration statement, originally filed with the Securities and Exchange Commission (“Commission”) on April 25, 2011, pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (“1940 Act”) (“Registration Statement”).

Please note that at a meeting of the Board of Trustees (“Board”) of the Fund that was held on April 4, 2012, the Board approved a change to the name of MainStay DefinedTerm Municipal High Income Fund to MainStay DefinedTerm Municipal Opportunities Fund. In light of the name change, set forth below is a summary of the proposed material revisions to the Fund’s investment objective and investment strategy:

Name:	MainStay DefinedTerm Municipal High Income Fund	MainStay DefinedTerm Municipal Opportunities Fund
Investment Objective:	The Fund’s primary investment objective is to seek a high level of current income exempt from regular Federal income taxes (but which may be includable in taxable income for purposes of the alternative minimum tax).	The Fund’s primary investment objective is to seek current income exempt from regular Federal income taxes (but which may be includable in taxable income for purposes of the alternative minimum tax).

Investment Strategy:	Although the Fund may invest in municipal bonds in any rating category, MacKay Shields LLC, the Fund’s Sub-Advisor, intends to invest at least 65% of the Fund’s Managed Assets in medium- to low-quality bonds as rated by at least one independent rating agency (such as bonds rated BBB+ or lower by Standard & Poor’s (“S&P”) or Fitch Ratings (“Fitch”) or Baa1 or lower by Moody’s Investor Service, Inc. (“Moody’s”)), including up to 10% of its Managed Assets in municipal bonds that are the subject of bankruptcy proceedings, that are in default as to the payment of principal or interest, or that are rated in the lowest rating category by an independent rating agency (such as bonds rated D by S&P or Moody’s), or if unrated, judged to be of comparable quality by the Sub-Advisor (“distressed securities”).	Although the Fund may invest in municipal bonds in any rating category or in unrated bonds, MacKay Shields LLC, the Fund’s Sub-Advisor, intends to invest at least 75% of the Fund’s Managed Assets in investment grade quality bonds as rated by at least one independent rating agency (such as bonds rated BBB- or higher by Standard & Poor’s (“S&P”) or Fitch Ratings (“Fitch”) or Baa3 or higher by Moody’s Investor Service, Inc. (“Moody’s”)). It is possible that the Fund could invest up to 100% of its Managed Assets in these securities. The Fund may invest up to 25% of its Managed Assets in non-investment grade municipal bonds (commonly referred to as “junk bonds”), including up to 10% of its Managed Assets in municipal bonds that are the subject of bankruptcy proceedings, that are in default as to the payment of principal or interest, or that are rated in the lowest rating category by an independent rating agency (such as bonds rated D by S&P or Moody’s), or if unrated, judged to be of comparable quality by the Sub-Advisor (“distressed securities”)

In addition, the Fund is providing the following responses to comments you provided in a comment letter dated May 23, 2010, relating to the Registration Statement. Each of your numbered comments is set forth below, with our response and proposed disclosure revisions to the Registration Statement immediately following. Capitalized terms used but not defined in this letter have the meaning given to them in the Registration Statement.

General

Comment 1: Whenever a comment is made with respect to disclosure in one location of the filing, it applies to similar disclosure found elsewhere.

Response: The Fund acknowledges your comment.

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Comment 2: Certain items of disclosure were omitted from the registration statement. We may have comments on such items when they are included in a pre-effective amendment to the registration statement.

Response: The Fund acknowledges your comment.

Prospectus

Comment 3: Cover—Disclose here that purchasers in the initial offering will experience immediate dilution. Include a cross-reference to that section of the prospectus that discusses the dilutive effect of the offering on immediate purchasers.

Response: The Fund has revised the disclosure consistent with the comment as follows:

The net asset value per Common Share will be reduced immediately following this offering as a result of the payment of certain offering costs. See “Risks – Market Discount From Net Asset Value Risk.”

Comment 4: The disclaimer after the Table of Contents should state that the Company will update the prospectus to reflect any material changes.

Response: The Fund has revised the disclosure consistent with the comment as follows:

Subsequent to the date of this Prospectus, the Fund will update this Prospectus during the period that this Prospectus is required to be delivered, if the Fund determines any material information contained in this Prospectus becomes materially inaccurate.

Comment 5: Summary—Leverage Program—The first paragraph in this section states that the Fund may use leverage through margin purchases involving a prime broker. In your response, please explain why such activities would not violate the prohibition against margin trading contained in Section 12(a)(1) of the Investment Company Act of 1940.

Response: Section 12(a)(1) of the 1940 Act generally provides that it shall be unlawful for any registered investment company, in contravention of such rules and regulations or orders as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors to purchase any security on margin, except such short-term credits as are necessary for the clearance of transactions. There have not been any rules or regulations adopted pursuant to Section 12(a)(1). However, the Commission staff has indicated through no-action guidance that the activities referred to in Section 12(a)(1) may be limited by other provisions of the 1940 Act. For example, margin purchases by a registered investment company are limited by Section 18(f) of the 1940 Act.1

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1 See, Emerald Mgmt. Co., SEC No-Action Letter (pub. avail. Jan. 21, 1978). See also, Claremont Capital Corp., SEC No-Action Letter (pub. avail. Sept. 16, 1979).

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With respect to certain transactions, such as short selling, futures transactions, options on specific securities, stock indexes, or interest rate futures contracts, and forward contracts on currencies, the Commission staff has previously agreed not to recommend enforcement action to the Commission under Section 18(f), if a fund did not meet the 300% asset coverage requirement of Section 18(f), provided that a fund establishes a segregated account (not with a futures commission merchant or broker) or otherwise “covered” its positions in accordance with no-action guidance.2 As described in the Fund’s prospectus, the Fund may utilize certain strategies, including taking positions in futures and options for the purpose of reducing the interest rate sensitivity of the Fund’s debt securities and decreasing the Fund’s exposure to interest rate risk. If the Fund utilizes futures and options, the Fund will either: (i) establish a segregated account with its custodian, or (ii) “cover” its position in accordance with no-action guidance.

Comment 6: Summary—The prospectus states, “The Fund seeks to achieve its investment objectives by investing at least 80% of its “Managed Assets” (as defined below) in municipal bonds.” Please clarify the 80% test so that at least 80% of the value of the Fund’s assets is in investments the income from which is exempt from federal income tax. Funds that use the term “municipal” rather than “tax-exempt” may count securities that generate income subject to the alternative minimum tax toward the 80% investment requirement.

Response: The Fund has revised the disclosure consistent with the comment as follows:

The Fund seeks to achieve its investment objectives by investing, under normal conditions, at least 80% of its “Managed Assets” in municipal bonds, whose interest is, in the opinion of bond counsel to the issuers, generally excludable from gross income for regular Federal income tax purposes (except that the interest may be includable in taxable income for purposes of the Federal alternative minimum tax).

Comment 7: Summary—Tender Option Bonds (“TOB”)—Please disclose the amount of Fund assets that may be invested in any one TOB issuer.

Response: The Fund has revised the disclosure consistent with the comment as follows:

The Fund may not invest more than 5% of its Managed Assets in any single TOBs Issuer.

Comment 8: Summary—Special Risk Considerations—This section identifies the risks inherent in municipal leases and certificates of participation. Please add these investments to “Investment Objectives and Policies” and in “The Fund’s Investments.”

Response: The Fund has revised the disclosure consistent with this comment by adding investments in municipal leases and certificates of participation to the sections of the prospectus entitled “Investment Objectives and Policies” and in “The Fund’s Investments.”

Comment 9: Summary—Special Risk Considerations—General Leverage Risk—Disclose whether any restrictions exist on the amount of assets that may be invested with any one TOB counterparty. If more than 25 percent of the Fund’s assets may be invested with any one counterparty, inform the staff in your response whether the Fund intends to provide in its registration statement and the Fund’s reports the financial statements of any such counterparty.

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2 See, Dreyfus Strategic Investing and Dreyfus Strategic Income, SEC No-Action Letter (pub. avail June 22, 1987).

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Response: The Fund has revised the disclosure consistent with the comment as follows:

The Fund may not invest more than 20% of its Managed Assets in any single third party sponsor that establishes a TOBs Issuer.

Comment 10: Summary—Special Risk Considerations—Market Discount From Net Asset Value Risk—Please disclose the amount of dilution on immediate purchasers and explain in your response why the Fund’s net asset value will reflect reductions for offering expenses. Typically, a fund’s adviser pays offering expenses and the fund pays organizational expenses.

Response: The Fund intends to make appropriate disclosure consistent with this comment in a subsequent Pre-Effective Amendment.

Comment 11: Summary—Special Risk Considerations—Derivatives Risk—This section identifies the risk inherent in special purpose vehicles. Please add parallel disclosure to “Investment Objectives and Policies.”

Response: The Fund has revised the disclosure consistent with this comment by adding investments in special purpose vehicles to the section of the prospectus entitled “Investment Objectives and Policies.”

Comment 12: Fee Table—

a)	Please delete the line item “Remainder of other expenses” and present the information in “Other expenses.”

b)	Explain in your response why the fee table contains no line item for acquired fund fees and expenses, given that the Fund may invest in other investment companies.

c)	Inform the staff in your response if the Fund intends to issue preferred shares in its first year of operation.

Response: With respect to a) and b) above, the Fund intends to make the appropriate fee table disclosure consistent with this comment. With respect to issuing preferred shares in its first year of operation, the Fund’s Agreement and Declaration of Trust permits the Board to, among other things, authorize and issue other securities, such as preferred shares without the approval of the Fund’s shareholders. In this regard, depending on market conditions, the Fund may issue preferred shares in its first year of operation.

Statement of Additional Information

Comment 13: Please confirm in your response that the table in the “Management” section includes other directorships held by board members over the past five years.

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Response: The Fund confirms that the table in the “Management” section includes other directorships held by Board Members over the past five years.

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The Fund acknowledges that the Commission staff may have additional comments on disclosure made in response to these comments, on information supplied supplementally, or on remaining exhibits. In addition, the Fund acknowledges that: (i) the Fund is responsible for the accuracy and adequacy of the disclosure in the filing; (ii) Commission staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Fund believes that the foregoing responses, together with changes being made to the Registration Statement, adequately address all of your comments. If you have any questions regarding this response or require additional information, please do not hesitate to contact me at (973) 394-4436.

Sincerely,

/s/ Kevin M. Bopp

Kevin M. Bopp

Assistant Secretary of the Fund

cc:	J. Kevin Gao

Sander M. Bieber

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